United States securities and exchange commission logo





                              January 26, 2022

       George Sharp
       President and Director
       Stratos Renewables Corp
       3535 Executive Terminal Drive
       Henderson, NV 89052

                                                        Re: Stratos Renewables
Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 7,
2022
                                                            File No. 000-53187

       Dear Mr. Sharp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G Filed January 7, 2022

       Security Ownership of Certain Beneficial Owners, page 13

   1. Please refer to comment two from our letter dated November 19, 2021. We note your table on page 13 continues to
includes 500,000 shares, as if they are the same class despite your disclosure on page 17
that the series B preferred shares are not convertible into common stock. Please revise
our table to separately disclose each class of security separately.
   2. Your table appears to indicate that the 500,000 shares held by Mr. Sharp is equal to 92.7%
                                                        of the shares
outstanding. This information is inconsistent with footnote (2) indicating that as of the date of the
registration statement there are 235,176,673 shares outstanding.
                                                        Please reconcile the
percentage of shares outstanding held by Mr. Sharp or advise. Please disclose the percentage
of the voting rights that Mr. Sharp controls in a footnote to the table and include a
separate risk factor disclosing that Mr. Sharp will control all decisions that are put to a vote
of your shareholders.
 George Sharp
Stratos Renewables Corp
January 26, 2022
Page 2
Preferred Stock, page 17

3. We note your disclosure here that no shares of Series A preferred stock have been issued or are outstanding. Please reconcile this with your disclosure on page 16 stating that Mr.
      Sharp was issued 300,000 shares of Series A preferred stock on December 29, 2021.
Financial Statement Index, page 21

4. Please revise this table to list the correct fiscal years ends presented. Notes to Financial Statements, page F-12

5. Please provide the disclosures required by ASC 450-20-50 for the debt securities disclosed on page 19. Address this comment for your interim financial statements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                               Sincerely,
FirstName LastNameGeorge Sharp
                                                               Division of
Corporation Finance
Comapany NameStratos Renewables Corp
                                                               Office of Life
Sciences
January 26, 2022 Page 2
cc:       Ernest Stern, Esq.
FirstName LastName